As filed with the U.S. Securities and Exchange Commission on October 3, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

☒ Merger

☐ Liquidation

☐ Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

2.	Name of fund: EXCELSIOR FUNDS, INC.

Responses in this application apply to the following portfolios of Excelsior Funds, Inc.: Treasury Money Fund, Real Estate Fund, Blended Equity Fund, Emerging Markets Fund, Energy and Natural Resources Fund, Large Cap Growth Fund, Pacific/Asia Fund, Small Cap Fund, Value and Restructuring Fund, Core Bond Fund, Intermediate-Term Bond Fund, Government Money Fund, International Fund, Short-Term Government Securities Fund and Money Fund. Unless answered separately for one or more portfolios, responses apply to all portfolios.

3.	Securities and Exchange Commission File No.: 811-04088

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application            ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Financial Center

Boston, Massachusetts 02111

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Sean Graber

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5598

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Columbia Management Advisors, LLC

100 Federal Street

Boston, Massachusetts 02110

(617) 482-3606

Columbia Management Distributors, Inc.

One Financial Center

Boston, Massachusetts 02111

(617) 426-3750

Columbia Management Services, Inc.

One Financial Center

Boston, Massachusetts 02111

(617) 426-3750

Boston Financial Data Services, Inc.

2 Heritage Drive

North Quincy, Massachusetts 02171

(617) 483-7637

State Street Bank and Trust Company

Lafayette Corporate Center

Two Avenue de Lafayette, LCC/4S

Boston, Massachusetts 02110

(617) 662-4100

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end            ☐Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

UST Advisers, Inc.

225 High Ridge Road

Stamford, Connecticut 06905

United States Trust Company, National Association, through its separate identifiable division, U.S. Trust New York

Asset Management Division

114 West 47th Street

New York, New York 10036

United States Trust Company of New York, through its separate identifiable division, U.S. Trust Company, N.A.

Asset Management Division

114 West 47th Street

New York, New York 10036

U.S. Trust Company, N.A. through its separate identifiable division, U.S. Trust New York Asset Management

Division

225 High Ridge Road

Stamford, Connecticut 06905

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Edgewood Services, Inc.

5800 Corporate Drive

Pittsburgh, Pennsylvania 15237-5829

BISYS Fund Services Limited Partnership

100 Summer Street, Suite 1500

Boston, Massachusetts 02110

Foreside Distribution Services, L.P.

Two Portland Square, 1st Floor

Portland, Maine 04101

Columbia Management Distributors, Inc.

One Financial Center

Boston, Massachusetts 02111

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes            ☒ No

If Yes, for each UIT state: N/A

Name(s):

File No.: 811- __________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes            ☐ No

If Yes, state the date on which the board vote took place

Money Fund on December 12, 2007

All other Funds on September 28, 2007

If No, explain: N/A

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes             ☐ No

If Yes, state the date on which the shareholder vote took place:

Treasury Money Fund, Real Estate Fund, Blended Equity Fund, Emerging Markets Fund, Large Cap Growth Fund, Pacific/Asia Fund, Small Cap Fund, Value and Restructuring Fund, Core Bond Fund, Intermediate-Term Bond Fund, International Fund and Short-Term Government Securities Fund on March 14, 2008

Energy and Natural Resources Fund on March 19, 2008

Government Money Fund on March 27, 2008

Money Fund on April 28, 2008

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes             ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Treasury Money Fund and Real Estate Fund on March 24, 2008

Blended Equity Fund, Emerging Markets Fund, Energy and Natural Resources Fund, Large Cap Growth Fund, Pacific/Asia Fund, Small Cap Fund, Value and Restructuring Fund, Core Bond Fund, Intermediate-Term Bond Fund, Government Money Fund, International Fund and Short-Term Government Securities Fund on March 31, 2008

Money Fund on May 5, 2008

(b)	Were the distributions made on the basis of net assets?

☒ Yes             ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes             ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only:

Were any distributions to shareholders made in kind? N/A

☐ Yes             ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities? N/A

☐ Yes             ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes             ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes             ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes             ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes             ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes             ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$1,070,273

(ii)	Accounting (audit) expenses:	$95,685

(iii)	Other expenses (list and identify separately):

	Proxy solicitation expenses:	$1,726,029

	Printing and mailing expenses:	$541,618

	Insurance expenses:	$298,173

(iv)	Total expenses (sum of lines (i)-(iii) above):	$3,731,778

(b)	How were those expenses allocated?

Blended Equity Fund, Emerging Markets Fund, Energy and Natural Resources Fund, Large Cap Growth Fund, Pacific/Asia Fund, Small Cap Fund, Value and Restructuring Fund, Core Bond Fund, Intermediate-Term Bond Fund, International Fund and Money Fund

The expenses of liability coverage for directors and officers of Excelsior Funds, Inc. (the “Acquired Company”) were allocated to the Acquired Company and all other fees and expenses incurred in connection with the reorganizations of the above named Funds were allocated to Columbia Management Advisors, LLC (“Columbia”) pursuant to the terms of an Agreement and Plan of Reorganization.

Treasury Money Fund, Real Estate Fund, Government Money Fund and Short-Term Government Securities Fund

All fees paid to governmental authorities for the registration or qualification of the shares issued to the shareholders of the above named Funds (each, an “Acquired Fund”) in connection with the reorganization of an Acquired Fund (the “Acquisition Shares”) and all transfer agency costs related to the Acquisition Shares were allocated to the acquiring fund of the reorganization as identified in the chart set forth in Question 26 below (each, an “Acquiring Fund”). All fees and expenses related to printing and mailing communications to the shareholders of an Acquired Fund were allocated to the Acquired Fund. Except for liability coverage expenses, all of the other expenses of a reorganization, including without limitation, accounting, legal and custodial expenses, were allocated equally between the Acquired Fund and its corresponding Acquiring Fund. Notwithstanding the foregoing, Columbia was allocated the expenses detailed above incurred by a Fund to the extent such expenses exceeded the anticipated reduction in expenses borne by the Fund’s shareholders over the first year following the reorganization. The expenses of liability coverage for directors and officers of the Acquired Company were allocated to the Acquired Company. The above allocation of expenses among an Acquired Fund, its corresponding Acquiring Fund, the Acquired Company and Columbia was pursuant to the terms of an Agreement and Plan of Reorganization.

(c)	Who paid those expenses?

Blended Equity Fund, Emerging Markets Fund, Energy and Natural Resources Fund, Large Cap Growth Fund, Pacific/Asia Fund, Small Cap Fund, Value and Restructuring Fund, Core Bond Fund, Intermediate-Term Bond Fund, International Fund and Money Fund

Except for liability coverage expenses, all fees and expenses incurred in connection with the reorganizations of the above named Funds were borne by Columbia pursuant to the terms of an Agreement and Plan of Reorganization. Expenses of the liability coverage were paid by the Acquired Company pursuant to the terms of an Agreement and Plan of Reorganization.

Treasury Money Fund, Real Estate Fund, Government Money Fund and Short-Term Government Securities Fund

All fees paid to governmental authorities for the registration or qualification of the shares issued to the shareholders of the above named Funds (each, an “Acquired Fund”) in connection with the reorganization of an Acquired Fund (the “Acquisition Shares”) and all transfer agency costs related to the Acquisition Shares were allocated to the acquiring fund of the reorganization as identified in the chart set forth in Question 26 below (each, an “Acquiring Fund”). All fees and expenses related to printing and mailing communications to the shareholders of an Acquired Fund were allocated to the Acquired Fund. Except for liability coverage expenses, all of the other expenses of a reorganization, including without limitation, accounting, legal and custodial expenses, were allocated equally between the Acquired Fund and its corresponding Acquiring Fund. Except for liability coverage expenses, the expenses detailed above were borne by the Fund to which they were allocated; except that Columbia paid such expenses to the extent such expenses exceeded the anticipated reduction in expenses borne by the Fund’s shareholders over the first year following the reorganization. Expenses of the liability coverage were paid by the Acquired Company. The payment of the above expenses by an Acquired Fund, its corresponding Acquiring Fund, the Acquired Company and Columbia was pursuant to the terms of an Agreement and Plan of Reorganization.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes             ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒ Yes             ☐ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc. and Excelsior Funds Trust (the “Fund Companies”) are nominal defendants in two derivative actions brought on their behalves to recover damages they alleged suffered as a result of illegal and improper mutual fund trading practices. United States Trust Company of New York and U.S. Trust Company, N.A. (formerly, co-investment advisers to the Fund Companies, together referred to herein as “U.S. Trust Company”), U.S. Trust Corporation, The Charles Schwab Corporation and several individuals and third parties were the defendants in the actions. The derivative actions allege generally that U.S. Trust Company and others allowed certain parties to engage in illegal and improper mutual fund trading practices, including market timing and late trading, which allegedly caused financial injury to the shareholders of certain of the Excelsior Funds owned by the Fund Companies and advised by U. S. Trust Company. The plaintiffs seek unspecified monetary damages and related equitable relief on behalf of the Fund Companies.

The derivative actions described above were transferred to the United States District Court for the District of Maryland for coordinated and consolidated pre-trial proceedings. The Maryland court dismissed many of the plaintiffs’ claims in such derivative actions pursuant to an order dated as of February 24, 2006. The only claims remaining in the actions are claims under Section 36(b) of the Investment Company Act against defendant U.S. Trust Company and claims under Section 48(a) of the Investment Company Act against its parent entity U.S. Trust Corporation, former parent entity The Charles Schwab Corporation and one individual.

The parties to the derivative actions have reached an agreement in principle to settle the derivative actions in conjunction with the settlement of related class actions which are pending against certain of the defendants in the derivative actions. The Fund Companies are not parties to such class actions. Pursuant to the settlement in principle, which the parties anticipate will be formalized in a Stipulation of Settlement, certain of the defendants in the derivative and class actions would establish a settlement fund to be distributed to those investors in the Excelsior Funds who were allegedly harmed by the mutual fund trading practices alleged in the actions. The Fund Companies, on whose behalf the derivative actions were brought, would make no contribution to the settlement fund.

By order dated July 18, 2007, the Court stayed all proceedings in the derivative actions “[p]ending the submission by the parties, and the decision of the Court as to whether to approve, the Stipulation of Settlement” embodying the terms of the agreement in principle settling the derivative and class actions.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities: N/A

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Acquired Fund	Acquiring Fund
Treasury Money Fund	Columbia Government Reserves, a series of Columbia Funds Series Trust
Real Estate Fund	Columbia Real Estate Equity Fund, a series of Columbia Funds Series Trust I
Blended Equity Fund	Columbia Blended Equity Fund, a series of Columbia Funds Series Trust I
Emerging Markets Fund	Columbia Emerging Markets Fund, a series of Columbia Funds Series Trust I
Energy and Natural Resources Fund	Columbia Energy and Natural Resources Fund, a series of Columbia Funds Series Trust I
Large Cap Growth Fund	Columbia Select Large Cap Growth Fund, a series of Columbia Funds Series Trust I
Pacific/Asia Fund	Columbia Pacific/Asia Fund, a series of Columbia Funds Series Trust I
Small Cap Fund	Columbia Select Small Cap Fund, a series of Columbia Funds Series Trust I
Value and Restructuring Fund	Columbia Value and Restructuring Fund, a series of Columbia Funds Series Trust I
Core Bond Fund	Columbia Bond Fund, a series of Columbia Funds Series Trust I
Intermediate-Term Bond Fund	Columbia Short-Intermediate Bond Fund, a series of Columbia Funds Series Trust I
Short-Term Government Securities Fund	Columbia Short Term Bond Fund, a series of Columbia Fund Series Trust
International Fund	Columbia International Growth Fund, a series of Columbia Funds Series Trust I
Government Money Fund	Columbia Government Plus Reserves, a series of Columbia Funds Series Trust
Money Fund	Columbia Daily Cash Reserves, a series of Columbia Funds Series Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Columbia Funds Series Trust: 811-09645

Columbia Funds Series Trust I: 811-04367

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Blended Equity Fund, Emerging Markets Fund, Energy and Natural Resources Fund, Large Cap Growth Fund, Pacific/Asia Fund, Small Cap Fund, Value and

    Restructuring Fund, Core Bond Fund, Intermediate-Term Bond Fund, Real Estate and International Fund

File Number: 811-04367, 333-148106

Form Type: 485BPOS

Filing Date: August 8, 2008

Treasury Money Fund, Government Money Fund and Short-Term Government Securities Fund

File Number: 811-09645, 333-148102

Form Type: 485BPOS

Filing Date: June 10, 2008

Money Fund

File Number: 811-09645, 333-148744

Form Type: 485BPOS

Filing Date: June 10, 2008

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Excelsior Funds, Inc., (ii) he is the President of Excelsior Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Christopher L. Wilson
Name: Christopher L. Wilson Title: President, Excelsior Funds, Inc.